FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

13 September 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                        Form 40-F [  ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                        No [X]

        If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PL (Registrant)

Date: 13 September 2004	By: Steven John Webb Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	PREMIER FARNELL PLC		FMR CORP (FIDELITY)

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
			BANK OF NEW YORK BRUSSELS	938,400
	NON-BENEFICIAL		BANK OF NEW YORK LONDON	2,048,800
			BANK OF NEW YORK BRUSSELS	189,800
			CHASE MANHATTAN BANK AG	197,000
			FRANKFURT
			CHASE MANHATTAN BANK LONDON	1,361,294
			CITIBANK	50,600
			CLYSESDALE BANK PLC	192,700
			DEUTSCHE BANK	171,800
			DEUTSCHE BANK	325,243
			HSBC CLIENT HOLDINGS NOMINEE	9,600
			(UK) LIMITED
			JP MORGAN	1,490,900
			MELLON BANK	263,100
			MELLON NOMINEES LTD	120,000
			MORGAN STANLEY	762,500
			NATIONAL AUSTRALIA BANK	20,900
			NORTHERN TRUST	3,216,200
			PICG	11,800
			STATE STREET BANK & TRUST	45,400
			STATE STREET HONG KONG	28,400
			STATE STREET BANK & TRUST	629,500
			CHASE MANHATTAN BANK, LONDON	209,282
			CHASE MANHATTAN BANK, LONDON	2,009,646
			MELLON BANK	120,300
			BANK OF NEW YORK	477,600
			BT GLOBENET NOMINEES LIMITED	882,000
			JP MORGAN	107,800
			LLOYDS BANK NOMINEES LIMITED	3,000
			NORTHERN TRUST	477,200
			STATE STREET BANK & TRUST	264,500
			STATE STREET NOMINEES LTD	101,000
			SUMITOMO T&B	364,690
			BANK OF NEW YORK	348,800
			CITIBANK	505,100
			HSBC	240,800

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	NOT DISCLOSED		NOT DISCLOSED		NOT DISCLOSED		NOT DISCLOSED

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY SHARES OF 5P EACH		NOT DISCLOSED		9 SEPTEMBER 2004

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	18,140,555		4.99%

14.	Any additional information	15.	Name of contact and telephone number for queries
STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS
LS12 2QQ
TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY

Date of notification: 10 SEPTEMBER 2004